Exhibit 99.1

ELBIT IMAGING ANNOUNCES RECEIPT OF A MOTION TO DISCLOSE
DOCUMENTS CONCERNING EVENTS UNDERLYING ITS SETTLEMENT WITH
THE SECURITIES AND EXCHANGE COMMISSION

Tel Aviv, Israel, March 29, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated March 12, 2018 (regarding a settlement with the Securities and Exchange Commission (the “SEC” and the “Settlement”, respectively) involving concerns of a violations of the books and records and internal accounting controls provisions of the Foreign Corrupt Practices Act of 1977), that a shareholder of the Company (the “Plaintiff”) has filed a motion with the Financial Department of the District Court in Tel-Aviv, Israel against the Company and its subsidiary Plaza Centers N.V. (the “Claim” and the “Defendants”, respectively) requesting the court to instruct the Defendants to disclose to the Plaintiff documents in connection with the events underlying the Settlement.

The Company is currently examining the Claim with its legal advisors and intend to respond in due time. The Company is unable to estimate what will be the outcome of the Claim and/or how it will evolve.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries and devices for: (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (ii) real estate (mainly in India and Eastern Europe).

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048 Fax: +972-3-608-6050

ron@elbitimaging.com